UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

National Technical Systems, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

638104109

(CUSIP Number)

Timothy J. Hart

Nest Parent, Inc.

c/o Aurora Capital Group

10877 Wilshire Blvd.

Suite 2100

Los Angeles, CA 90024

(310) 551-0101

Copies to:

Ari Lanin

Gibson, Dunn & Crutcher LLP

2029 Century Park East

40th Floor

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109

1.	Name of Reporting Person Nest Parent, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,214,084*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,214,084*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%**

14.	Type of Reporting Person (See Instructions) CO

*  Includes 123,000 shares of National Technical Systems, Inc. (“NTS”) common stock, no par value per share (“NTS Common Stock”), issuable upon exercise of options held by shareholders party to the Voting Agreement described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.  Beneficial ownership is being reported hereunder solely because the Reporting Persons (as defined it Item 1) may be deemed to have beneficial ownership of such shares of NTS Common Stock as a result of the Voting Agreement described herein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  Calculated based on 11,697,729 shares of NTS Common Stock outstanding as of August 15, 2013 (as reported in the Merger Agreement (as defined below)), and stock options to acquire 123,000 shares of NTS Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.

CUSIP No. 638104109

1.	Name of Reporting Person Aurora Pacific Equity Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,214,084*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,214,084*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%**

14.	Type of Reporting Person (See Instructions) CO

*  Includes 123,000 shares NTS Common Stock issuable upon exercise of options held by shareholders party to the Voting Agreement described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.  Beneficial ownership is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of NTS Common Stock as a result of the Voting Agreement described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  Calculated based on 11,697,729 shares of NTS Common Stock outstanding as of August 15, 2013 (as reported in the Merger Agreement), and stock options to acquire 123,000 shares of NTS Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.

CUSIP No. 638104109

1.	Name of Reporting Person Aurora Equity Partners IV L.P., a Delaware limited partnership, together with its general partner Aurora Capital Partners IV LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,214,084*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,214,084*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%**

14.	Type of Reporting Person (See Instructions) PN, OO

*  Includes 123,000 shares NTS Common Stock issuable upon exercise of options held by shareholders party to the Voting Agreement described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.  Beneficial ownership is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of NTS Common Stock as a result of the Voting Agreement described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  Calculated based on 11,697,729 shares of NTS Common Stock outstanding as of August 15, 2013 (as reported in the Merger Agreement), and stock options to acquire 123,000 shares of NTS Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.

CUSIP No. 638104109

1.	Name of Reporting Person Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,214,084*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,214,084*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%**

14.	Type of Reporting Person (See Instructions) IN

*  Includes 123,000 shares NTS Common Stock issuable upon exercise of options held by shareholders party to the Voting Agreement described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.  Beneficial ownership is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of NTS Common Stock as a result of the Voting Agreement described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  Calculated based on 11,697,729 shares of NTS Common Stock outstanding as of August 15, 2013 (as reported in the Merger Agreement), and stock options to acquire 123,000 shares of NTS Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.

CUSIP No. 638104109

1.	Name of Reporting Person John T. Mapes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,214,084*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,214,084*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%**

14.	Type of Reporting Person (See Instructions) IN

*  Includes 123,000 shares NTS Common Stock issuable upon exercise of options held by shareholders party to the Voting Agreement described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.  Beneficial ownership is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of NTS Common Stock as a result of the Voting Agreement described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  Calculated based on 11,697,729 shares of NTS Common Stock outstanding as of August 15, 2013 (as reported in the Merger Agreement), and stock options to acquire 123,000 shares of NTS Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by NTS.

Item 1.  Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, no par value per share (“NTS Common Stock”), of National Technical Systems, Inc., a California corporation (“NTS”). The principal executive offices of NTS are located at 24007 Ventura Boulevard, Suite 200, Calabasas, California, 91302.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly by:

(1)           Nest Parent, Inc., a Delaware corporation (“Nest Parent”), formed in connection with the transactions contemplated by the Merger Agreement (as defined in Item 4).  Nest Parent’s principal business and office address is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  The sole stockholder of Nest Parent is APEP (defined below), whose sole stockholder is AEPIV (defined below), whose general partner is ACPIV (defined below).  Nest Parent, APEP, AEPIV and ACPIV are collectively referred to herein as the “Aurora Entities.” For information with respect to the identity, principal occupation and citizenship of each director and executive officer of Nest Parent, see Schedule A attached hereto and incorporated by reference herein.

(2)                Aurora Pacific Equity Partners, Inc., a Delaware corporation (“APEP”), formed in connection with the transactions contemplated by the Merger Agreement.  APEP’s principal business and office address is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  The sole stockholder of APEP is AEPIV, whose general partner is ACPIV.  For information with respect to the identity, principal occupation and citizenship of each director and executive officer of APEP, see Schedule A attached hereto and incorporated by reference herein.

(3)                Aurora Equity Partners IV L.P., a Delaware limited partnership (“AEPIV”), whose principal business is that of a private investment partnership.  AEPIV’s principal business and office address is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  The general partner of AEPIV is ACPIV.

(4)                Aurora Capital Partners IV LLC, a Delaware limited liability company (“ACPIV”), whose principal business is that of general partner of AEPIV.  ACPIV’s principal business and office address is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.

(5)                Gerald L. Parsky, a United States citizen, whose primary occupation is Chairman of Aurora Capital Group (“ACG”), a private investment firm.  Mr. Parsky’s principal business and office address is that of ACG, located at 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  Mr. Parky, together with Mr. Mapes, are the sole managing members of ACPIV.  Mr. Parsky, who in various capacities related to the Aurora Entities, including as a co-voting member of ACPIV, may be deemed to share beneficial ownership of the NTS Common Stock beneficially owned by the Aurora Entities.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(6)                John T. Mapes, a United States citizen, whose primary occupation is as Managing Partner of ACG.  Mr. Mapes’s principal business and office address is that of ACG, located at 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  Mr. Mapes, together with Mr. Parsky, are the sole managing  members of ACPIV.  Mr. Mapes, who in various capacities related to the Aurora Entities, including as a co-voting member of ACPIV, may be deemed to share beneficial ownership of the NTS Common Stock beneficially owned by the Aurora Entities.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Each of the above individuals and entities enumerated in Items 1-6 are collectively referred to herein as the “Reporting Persons.”  Each of the Reporting Persons disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, none of the Reporting Person nor to the knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, as an inducement for Nest Parent to enter into the Merger Agreement (as defined below), and in consideration thereof, all of NTS’s executive officers and directors (other than Mr. Justin C. Jacobs) (collectively, the “Covered Shareholders”) entered into that certain Voting Agreement (the “Voting Agreement”), dated as of August 15, 2013, with Nest Parent pursuant to which each Covered Shareholder, among other things, agreed to vote, at any meeting or in connection with any written consent of shareholders of NTS, all of the shares of NTS Common Stock beneficially owned by it and any additional shares of NTS Common Stock and any other voting securities of NTS which it acquires record and/or beneficial ownership of after the date of the Voting Agreement (collectively, the “Covered Shares”), in favor of the Merger, the adoption of the Merger Agreement and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement.  Nest Parent did not pay any consideration to the Covered Shareholders in connection with entering into the Voting Agreement.  The aggregate merger consideration will be paid by Nest Parent at and subject to the consummation of the Merger (as defined in Item 4). For a description of the Voting Agreement and Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

Nest Parent and the Covered Shareholders entered into the Voting Agreement as an inducement for Nest Parent to enter into the Merger Agreement.  The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, NTS.  The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

The Merger Agreement

On August 15, 2013, Nest Parent and Nest Merger Sub, Inc., a California corporation and a wholly-owned subsidiary of Nest Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NTS.  Under the terms of the Merger Agreement, Merger Sub will be merged with and into NTS with NTS continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Nest Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each outstanding share of NTS Common Stock, other than shares: (a) held by NTS or its subsidiaries, (b) owned by Nest Parent or its subsidiaries and (c) owned by shareholders who have not consented to the Merger and who have properly demanded appraisal for their shares under California law, will be cancelled and converted into the right to receive $23.00 in cash, without interest.  At the Effective Time, each outstanding option (whether vested or unvested) will be cancelled and converted into the right to receive in cash, without interest and less applicable withholding taxes, an amount equal to the product of: (a) the excess, if any, of $23.00 over the exercise price per share of NTS Common Stock for such option multiplied by (b) the total number of shares of NTS Common Stock then subject to such option immediately prior to the Effective Time.  In addition, at the Effective Time, each warrant to purchase shares of NTS Common Stock will be cancelled and converted into the right to receive in cash, without interest and less applicable withholding taxes, an amount equal to the product of: (a) the excess, if any, of $23.00 over the exercise price per warrant multiplied by (b) the total number of shares of NTS Common Stock then subject to such warrant immediately prior to the Effective Time.

In addition, at the Effective Time, (a) the articles of incorporation of the Surviving Corporation will be amended and restated to be identical to the articles of incorporation of Merger Sub immediately prior to the Effective, except that Article I shall read as follows: “The name of this corporation is National Technical Systems, Inc.”; and (b) the bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub immediately prior to the Effective Time, except that all references to Merger Sub in the bylaws of NTS shall be changed to refer to “National Technical Systems, Inc.”  Additionally, at the Effective Time, (a) the directors and Merger Sub will become the directors and officers of the Surviving Corporation and (b) the officers of NTS immediately prior to the Effective Time will become the officers of the Surviving Corporation.  In connection with the consummation of the Merger, the listing of NTS Common Stock on The NASDAQ Stock Market will be terminated, and NTS will terminate its registration and reporting requirements under the Exchange Act.

Pursuant to the Merger Agreement, NTS has agreed to conduct its business in the ordinary course consistent with past practice and to refrain from taking certain actions, including paying or declaring any dividends on NTS Common Stock.

Consummation of the Merger is not subject to a financing condition, but is subject to customary closing conditions, including (i) approval of the principal terms of the Merger by NTS shareholders, (ii) receipt of applicable antitrust approval or the expiration of applicable waiting periods, (iii) absence of any order or injunction prohibiting the consummation of the Merger and (iv) subject to certain exceptions, the accuracy of the parties’ representations and warranties contained in the Merger Agreement and compliance by the parties with their respective covenants contained in the Merger Agreement.

The Merger Agreement contains certain termination rights for both NTS and Nest Parent  It provides that upon NTS’s termination of the Merger Agreement under specified circumstances (generally in the event the board of directors of NTS changes its recommendation that its shareholders approve the principal terms of the Merger Agreement and the Merger, or elects to pursue a superior acquisition proposal from a third party), NTS will be required to pay Nest Parent a termination fee of $11.0 million.  Conversely, upon Nest Parent’s failure to close the transaction under specified circumstances, Nest Parent will be required to pay NTS a “reverse” termination fee of $19.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

The Voting Agreement

Concurrently with the execution of the Merger Agreement, the Covered Shareholders, in their capacities as shareholders of NTS, entered into the Voting Agreement.  Pursuant to the Voting Agreement, among other things, the Covered Shareholders have agreed to vote (or consent) the Covered Shares (A) in favor of the Merger, the adoption of the Merger Agreement and any other matters relating to and/or necessary for the consummation of the Merger and the other transactions contemplated in the Merger Agreement, (B) in favor of any proposal to adjourn or postpone the shareholder meeting to a later date if a quorum is not present or if there are not sufficient votes for the adoption of the Merger Agreement, and (C) against any alternative transaction proposal or any other proposal made in opposition to or competition with the Merger or the Merger Agreement.  Each Covered Shareholder has also granted to and appointed Nest Parent, its executive officers and any other designee of Nest Parent as its proxy and attorney-in-fact to vote all of the Covered Shares in the manner set forth in the preceding sentence.

Pursuant to the Voting Agreement, the Covered Shareholders have also agreed not to, among other things, sell, transfer, pledge, hypothecate, distribute, grant, gift, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein.

The Voting Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) written notice of termination of the Voting Agreement by Nest Parent to the Covered Shareholders.  The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except as set forth in this Item 4, the Merger Agreement or the Voting Agreement, no Reporting Person nor, to the knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a) – (b) As a result of the voting and transfer restrictions contained in the Voting Agreement, Nest Parent (and each of the other Reporting Persons through their relationship with Nest Parent, as described in Item 2) may be deemed for purposes of Rule 13d–3 promulgated under the Exchange Act to beneficially own 2,214,084 shares of NTS Common Stock (including 123,000 shares underlying stock options held by the Covered Shareholders that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D), representing approximately 18.7% of outstanding NTS Common Stock as of August 15, 2013, by virtue of shared voting and/or dispositive power.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of NTS Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a) – (b), no Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto beneficially owns any shares of NTS Common Stock.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement, no Reporting Person, no to the knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A hereto has effected any transaction in the shares of NTS Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no persons other than the Covered Shareholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is incorporated by reference into this Item 6.  Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of NTS, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

1

Agreement and Plan of Merger, dated as of August 15, 2013, by and among Nest Parent, Inc., Nest Merger Sub, Inc. and National Technical Systems, Inc. (incorporated by reference to Exhibit 2.1 to NTS’s Current Report on Form 8-K filed with the SEC on August 16, 2013).

2

Voting Agreement, dated as of August 15, 2013, by and among Nest Parent, Inc. and certain shareholders of National Technical Systems, Inc. (incorporated by reference to Exhibit 10.1 to NTS’s Current Report on Form 8-K filed with the SEC on August 16, 2013).

3	Joint Filing Agreement, dated August 30, 2013, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2013	NEST PARENT, INC.

	By:	/s/ Timothy J. Hart
Name: Timothy J. Hart
Title: Vice President, Secretary and General Counsel

Date: August 30, 2013	AURORA PACIFIC EQUITY PARTNERS, INC.

	By:	/s/ Timothy J. Hart
Name: Timothy J. Hart
Title: Vice President, Secretary and General Counsel

Date: August 30, 2013	AURORA EQUITY PARTNERS IV L.P.
By: Aurora Capital Partners IV LLC, its general partner

	By:	/s/ Timothy J. Hart
Name: Timothy J. Hart
Title: Vice President, Secretary and General Counsel

Date: August 30, 2013	AURORA CAPITAL PARTNERS IV LLC

	By:	/s/ Timothy J. Hart
Name: Timothy J. Hart
Title: Vice President, Secretary and General Counsel

Date: August 30, 2013	/s/ Gerald L. Parsky
Gerald L. Parsky

Date: August 30, 2013	/s/ John T. Mapes
John T. Mapes

Schedule A

The name and present principal occupation of each director and executive officer of Nest Parent is set forth below.  The business address of each director and executive officer is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  All of the directors and executive officers of Nest Parent are United States citizens.

Name and Title (at Nest Parent)	Principal Occupation
Michael J. Marino, Chief Executive Officer, President and Director	Partner, Aurora Capital Group
Mark R. Moser Jr., Vice President	Vice President, Aurora Capital Group
Timothy J. Hart, Vice President, Secretary and General Counsel	Partner, Aurora Capital Group
Robert K. West, Chief Financial Officer and Treasurer	Chief Financial Officer, Aurora Capital Group

The name and present principal occupation of each director and executive officer of APEP is set forth below.  The business address of each director and executive officer is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  All of the directors and executive officers of APEP are United States citizens.

Name and Title (at APEP)	Principal Occupation
Michael J. Marino, Chief Executive Officer, President and Director	Partner, Aurora Capital Group
Mark R. Moser Jr., Vice President	Vice President, Aurora Capital Group
Timothy J. Hart, Vice President, Secretary and General Counsel	Partner, Aurora Capital Group
Robert K. West, Chief Financial Officer and Treasurer	Chief Financial Officer, Aurora Capital Group